UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

AMENDMENT NO. 1

TO

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

ATS CORPORATION

(Name of Subject Company (Issuer) and Filing Person (Offeror))

WARRANTS TO PURCHASE COMMON STOCK

(Title of Class of Securities)

00211E104

(CUSIP Number of Common Stock Underlying Warrants)

Dr. Edward H. Bersoff

Chairman, President and Chief Executive Officer

ATS Corporation

7915 Jones Branch Drive

McLean, Virginia  22102

(703) 506-0088

Fax: (703) 748-8691

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications on Behalf of Filing Person)

Copies To:

James J. Maiwurm

Squire, Sanders and Dempsey L.L.P.

8000 Towers Crescent Drive

14th Floor

Tysons Corner, Virginia  22182

(703) 720-7890

Fax: (703) 720-7801

CALCULATION OF FILING FEE:

Transaction valuation(1)	Amount of filing fee(1)
$4,729,425.30	$185.87

(1)          Estimated for purposes of calculating the amount of the filing fee only.  ATS Corporation (the “Company”) is offering, for a period of twenty (20) business days, to all holders of the Company’s 36,380,195 warrants issued by Federal Services Acquisition Corporation, the Company’s legal predecessor, in its initial public offering to exercise such warrants by tendering 12.5 warrants for one (1) share of common stock, on a cashless basis, and, for each 10 warrants they tender, warrant holders may pay a reduced exercise price of $2.25 to exercise one additional warrant for one share of common stock.  The transaction value is calculated pursuant to Rule 0-11(b) of the Securities Exchange Act, as amended, which equals $39.30 for each $1,000,000 of the value of the transaction.  The transaction valuation was determined by using the last trading price of the warrants on April 3, 2008, which was $0.13.

☒          Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  $185.87

Form or Registration Number:  Schedule TO

Filing Party:  ATS Corporation

Date Filed:  April 8, 2008

☐            Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐            third party tender offer subject to Rule 14d-1.

☒          issuer tender offer subject to Rule 13e-4.

☐            going private transaction subject to Rule 13e-3.

☐            amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of a tender offer:  ☐

INTRODUCTORY STATEMENT

This Amendment No. 1 (this “Amendment”) to the Tender Offer Statement on Schedule TO amends and supplements the Tender Offer Statement on Schedule TO (the “Initial Schedule TO”) filed by ATS Corporation, a Delaware corporation (“ATSC” or the “Company”), with the Securities and Exchange Commission on April 8, 2008, relating to the Company’s offer to all holders of the Company’s 36,380,195 warrants (the “Warrants”) to exercise such Warrants by tendering 12.5 Warrants for one share of the Company’s common stock, on a cashless basis, and, if they participate in the 10 warrants for one share tender, Warrant holders may pay a reduced exercise price of $2.25 to exercise one additional Warrant for one share of the Company’s common stock, pursuant to the terms and subject to the conditions set forth in the Offer Letter, dated April 8, 2008, which was filed as Exhibit (a)(1) to the Initial Schedule TO and incorporated herein by reference, and in the related Letter of Transmittal, which was filed as Exhibit (a)(3) to the Initial Schedule TO and incorporated herein by reference, which together constitute the offer (the “Offer”).  The purpose of this Amendment is to reflect that the Expiration Date has been extended from 5:00 p.m., Eastern Daylight Time, on May 6, 2008, until 5:00 p.m., Eastern Daylight Time, on May 16, 2008, unless otherwise terminated or further extended.  Items not amended remain unchanged, and capitalized terms used herein and not otherwise defined have the respective meanings ascribed thereto in the Offer to Purchase.

As permitted by General Instruction F to Schedule TO, the information set forth in the Schedule TO, as amended by this Amendment No. 1, including all appendices, schedules, exhibits and annexes thereto that were previously filed with the Schedule TO, is hereby expressly incorporated by reference herein in response to Items 1 through 13 of this Amendment No. 1 as set forth herein.  You should read this Amendment No. 1 together with the Schedule TO filed on April 8, 2008.

Item 1.                         SUMMARY TERM SHEET

Item 1 of the Schedule TO, which incorporates by reference the information set forth in the Offer Letter under “Summary” is hereby amended and supplemented by adding the following language:

“The Expiration Date has been extended from 5:00 p.m., Eastern Daylight Time, on May 6, 2008, until 5:00 p.m., Eastern Daylight Time, on May 16, 2008, unless otherwise terminated or further extended.”

Item 4.                         TERMS OF THE TRANSACTION

(a) Material Terms.  Item 4 of the Schedule TO, which incorporates by reference the information set forth in the Offer Letter under “The Offer, Sections 1 through 13” is hereby amended and supplemented by adding the following language:

“The Expiration Date has been extended from 5:00 p.m., Eastern Daylight Time, on May 6, 2008, until 5:00 p.m., Eastern Daylight Time, on May 16, 2008, unless otherwise terminated or further extended.”

Item 4 of the Schedule TO is additionally amended and supplemented by replacing the second sentence in the second paragraph of “The Offer, Section 10, Extension of Tender Period; Termination; Amendments; Conditions” with the following language:

“During any such extension, all Warrants previously tendered will be deemed exercised as of the new Expiration Date.”

Item 12.                  EXHIBITS

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following:

Exhibit Number	Description

(a)(12)	Press Release dated May 2, 2008 (announcing the extension of the tender offer).

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ATS CORPORATION

	By:	/s/ Edward H. Bersoff
	Name:	Dr. Edward H. Bersoff
	Title:	Chairman, President and Chief Executive Officer

Date: May 2, 2008

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)	Offer Letter to Warrant Holders, dated April 8, 2008.*
(a) (2)	Dealer Manager Agreement, dated April 8, 2008.*
(a) (3)	Letter of Transmittal.*
(a) (4)	Notice of Guaranteed Delivery.*
(a) (5)	Form of letter to brokers, dealers, commercial banks, trust companies and other nominees.*
(a) (6)	Form of letter to be used by brokers, dealers, commercial banks, trust companies and other nominees to their clients.*
(a) (7)

Registrant’s Registration Statement on Form S-1 (File No. 333-124638) initially filed May 4, 2005, as amended, and Post-Effective Amendments on Form S-3 to Form S-1 filed January 31, 2007, May 15, 2007 and April 8, 2008 (Incorporated herein by reference).

(a) (8)	Annual Report on Form 10-K for the year ended December 31, 2007 and filed March 17, 2008 (Incorporated herein by reference).
(a) (9)	Amendment to Annual Report on Form 10-K for the year ended December 31, 2007 and filed March 21, 2008 (Incorporated herein by reference).
(a) (10)	Amendment to Annual Report on Form 10-K for the year ended December 31, 2007 and filed April 4, 2008 (Incorporated herein by reference).
(a) (11)	Press Release dated April 8, 2008.*
(a) (12)	Press Release dated May 2, 2008, filed as Exhibit 99.1 to Current Report on Form 8-K filed on May 2, 2008 (Incorporated herein by reference).

(b)	Not applicable.

(d)	Not applicable.

(g)	None.

(h)	Not applicable.

*  Previously filed with the Company’s Schedule TO on April 8, 2008.